                                                                      EXHIBIT 16

However, under the single employment arrangement, the costs related to the majority of former Citizens employees are absorbed directly by Citizens, and are not reflected in the intercompany charges summarized above.

TRANSACTIONS CONCERNING THE SHARES

  Since January 1996, Citizens has repurchased an aggregate of 896,500 Shares at the times and in the amounts summarized in the following schedule:

                                                    RANGE OF
                                  NUMBER OF         PER SHARE
                              SHARES OF CITIZENS PURCHASE PRICE     AVERAGE
                                 COMMON STOCK    ---------------   PER SHARE
                                  PURCHASED       HIGH     LOW   PURCHASE PRICE
                              ------------------ ------- ------- --------------
1996
  First Quarter..............      117,200       $ 20.00 $ 18.63     $19.07
  Second Quarter.............      469,000         19.75   17.88      18.70
  Third Quarter..............       14,600         19.00   18.50      18.87
  Fourth Quarter.............          --            --      --         --
1997
  First Quarter..............          --            --      --         --
  Second Quarter.............          --            --      --         --
  Third Quarter..............          --            --      --         --
  Fourth Quarter.............          --            --      --         --
1998
  First Quarter..............          --            --      --         --
  Second Quarter.............          --            --      --         --
  Third Quarter..............      295,700         27.06   27.06      27.06
  Fourth Quarter (through
   October 30, 1998).........          --            --      --         --

CERTAIN TAX CONSEQUENCES

  The following summary is a general discussion of certain of the United States Federal income tax consequences of the Offer and the Merger. It does not discuss all aspects of Federal income taxation that may be relevant to particular holders and thus, for example, may not be applicable to holders of shares who are not citizens or residents of the United States, who acquired their shares as compensation or pursuant to the exercise of compensatory options or that are entities subject to typical tax treatment. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. No rulings as to any of the matters discussed in this summary have been requested or received from the Internal Revenue Service ("IRS").

  DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE OFFER AND THE MERGER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAW.

  Sales of Shares pursuant to the Offer and the surrender of Shares pursuant to the Merger will be taxable transactions for Federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. This summary does not discuss any aspect of state, local or foreign tax laws. The Federal income tax consequences to a holder of Shares may vary depending upon the holder's particular facts and circumstances.

  A sale of Shares pursuant to the Offer and the surrender of Shares pursuant to the Merger will be treated as a sale or exchange of the Shares exchanged or surrendered. Accordingly, a tendering holder of Shares and a holder transferring Shares pursuant to the Merger will ordinarily recognize gain or loss equal to the difference between the amount of cash received by the holder pursuant to the Transaction and the holder's tax basis in the Shares sold pursuant to the Transaction. If the Shares are held as capital assets, the gain or loss will be a capital gain or loss, which will be a long-term capital gain or long-term capital loss if the Shares have been held for more than one year.

                                       16